10028393

UNITED STATES
[redacted]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53026

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Molecular Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Rockefeller Plaza 20th Floor
(No. and Street)

New York (City) NY (State) 10111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Alex Lipe (212) 795-8500
(Area Code - Telephone Number)

SEC
Mail Processing
Section

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAR 01 2010

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

Washington, DC
107

1185 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Alex Lipe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Molecular Securities Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Alex Lipe
Signature

President
Title

Notary Public

FADUL BAMBINO
Notary Public, State of New York
Qualified in Queens County
No. 01BA6175254
My Commission Expires Oct. 9, 2011
02/25/2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Stockholder
Molecular Securities Inc.
New York, New York

We have audited the accompanying statement of financial condition of Molecular Securities Inc. (the "Company") as of December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Molecular Securities Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 24, 2010

Molecular Securities Inc.

Statement of Financial Condition
December 31, 2009

ASSETS	
Cash	$ 61,429
Accounts Receivable - advisory clients	324,818
Furniture and Equipment, less accumulated depreciation of $468,074	290,165
Other Assets	56,310
Total assets	$ 732,722
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 10,898
Stockholder's Equity:	
Common stock, par value of $.01, 100 shares authorized, issued and outstanding	1
Additional paid-in capital	2,598,984
Retained earnings	(1,877,161)
Total stockholder's equity	721,824
Total liabilities and stockholder's equity	$ 732,722

See Notes to Statement of Financial Condition.

Molecular Securities Inc.

Notes to Statement of Financial Condition

Note 1. Organization

Molecular Securities Inc. (the "Company") was incorporated on June 19, 2000. The Company is registered as a broker-dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company renders financial advisory services to selected clients with respect to merger and acquisition transactions.

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Commission (the "SEC") and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker-dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers, through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company, are exempted from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

Note 2. Summary of Significant Accounting Policies

Furniture and Equipment: Depreciation of furniture and equipment is provided for by the straight-line method over the estimated useful life of the assets, ranging from three to seven years.

Income Taxes: The Company, with the consent of its stockholder, has elected to be taxed as an S-Corporation under Internal Revenue Code Section 1362(a). Under these provisions, the Company is not required to pay federal corporate income taxes; instead, the stockholder is liable for individual federal income taxes on the Company's taxable income. The Company continues to be taxed as a C Corporation in New York City; therefore, these statements include a provision for local corporate income taxes.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 740, *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions have a "more-likely-than-not" possibility of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. The Company adopted the guidance on January 1, 2009.

The adoption of the interpretation did not have a material impact on the financial statements. For the year ended December 31, 2009, management has determined that there are no uncertain tax positions. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2006.

Accounting Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Note 2. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements: In June 2009, the FASB issued guidance on the Accounting Standards Codification and the hierarchy of generally accepted accounting principles (issued as Statement of Financial Accounting Standards ("SFAS") No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162*) which established the FASB Standards Accounting Codification (the "Codification") as the source of authoritative generally accepted accounting principles ("GAAP") recognized by the FASB to be applied to nongovernmental entities, and rules and interpretive releases of the SEC as authoritative GAAP for SEC registrants. The Codification will supersede all the existing non-SEC accounting and reporting standards upon its effective date and subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. This guidance also replaces the prior guidance regarding the GAAP hierarchy, given that once in effect, the guidance within the Codification will carry the same level of authority. The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. As the guidance is limited to disclosure in the financial statements and the manner in which the Company refers to GAAP authoritative literature there was no material impact on the Company's financial statements.

Note 3. Furniture and Equipment

Furniture and equipment consist of the following at December 31, 2009:

Furniture and equipment	$ 525,584
Artwork	147,706
Automobile	84,949
	758,239
Less accumulated depreciation	(468,074)
	$ 290,165

Note 4. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital and net capital requirements of $50,531 and $5,000 respectively. The Company's ratio of aggregate indebtedness to net capital at December 31, 2009 was 0.22 to 1.

Note 5. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax asset presented in the accompanying balance sheet are as follows:

Cash vs. accrual timing differences	$ (33,000)
Depreciation and amortization	(14,000)
Operating loss carryforward local	348,000
Valuation allowance	(301,000)
Deferred tax asset	$ -

The Company reports its income and expenses for income tax purposes on the cash basis of accounting. A deferred tax asset has been recorded relating to those items recognized for financial reporting, principally receivables and payables, which are recognized for tax purposes when collected or paid. The Company has a New York City operating loss carryforward of approximately $3,929,000, which expires in the years 2027 through 2029. In 2009, the Company's net deferred tax asset of $301,000 has been affected by a valuation allowance as management has determined that it is more likely than not that the future benefit may not be realized.

Note 6. Concentration of Credit Risk

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

All of the Company's fee income for 2009 was derived from advisory services for two clients. The Company initiated a lawsuit in 2008 against one of its clients for recovery of approximately $2,800,000 for advisory services provided during 2008. No revenue or related receivables have been recorded in this financial statement in relation to this claim. Counterclaims have been received by the Company, all of which in the opinion of the Company's management are without merit.

Note 7. Defined Contribution Plan

The Company provides a 401(k) plan for all full-time employees with at least one year of service.

Note 8. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 24, 2010, the date the financial statements were available to be issued.

Molecular Securities Inc.

Statement of Financial Condition

December 31, 2009

Filed as PUBLIC information pursuant to rule 17a-5(d) under Securities Exchange Act of 1934.